Filed by MOUNTAIN CREST ACQUISITION CORP. V
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Commission File No. 001-41062
Subject Company: MOUNTAIN CREST ACQUISITION CORP. V

AUM Biosciences Receives U.S. FDA Rare Pediatric Disease Designation for AUM302 for Treatment of Neuroblastoma

AUM302 is potentially eligible to receive a rare pediatric disease priority review voucher at the time of marketing approval

SINGAPORE and BETHESDA, MD, January 5, 2023 -- AUM Biosciences Pte. Ltd. (“AUM”), a global clinical-stage biotech company focused on discovering and developing precision oncology therapeutics, announced today that the U.S. Food and Drug Administration (FDA) has granted a Rare Pediatric Disease Designation (RPDD) for its product candidate, AUM302, a potential first-in-class oral kinase inhibitor that targets not only PI3K, but also key resistance mechanisms such as PIM and mTOR, for the treatment of neuroblastoma. In November 2022, the FDA granted Orphan Drug Designation (ODD) for AUM302.

“Neuroblastoma is the third most common pediatric cancer, and more than 90 percent of children diagnosed are under five years old. The RPD highlights the urgency for treatment of this devastating disease where AUM302 could potentially emerge as a breakthrough therapy for children,” said Vishal Doshi, Chairman and CEO of AUM Biosciences. “This timely addition to our recent orphan drug designation granted by the FDA reinforces our commitment to developing therapeutic candidates that are accessible, safe, effective, and affordable for patients. We expect to file an Investigational New Drug (IND) application with the FDA for our first-in-human clinical trial in mid-2023.”

The FDA grants RPDD for serious and life-threatening diseases that primarily affect individuals from birth to 18 years old and fewer than 200,000 persons in the United States. If a New Drug Application (NDA) for AUM302 is approved, AUM Biosciences is potentially eligible to receive a rare pediatric disease priority review voucher. This voucher may be sold or transferred to a third-party pharmaceutical company who can exercise it to reduce FDA approval timelines from six to nine months on an internal drug program.

On October 20, 2022, AUM and Mountain Crest Acquisition Corp. V (Nasdaq: MCAG) (“Mountain Crest”), a publicly traded special purpose acquisition company formed in Delaware, whose management team has an impressive pedigree of successful SPAC transactions, announced that they have entered into a definitive business combination agreement (the “Agreement”). Upon closing of the transaction, the combined company will operate under a holding entity, AUM Biosciences Limited, a Cayman Islands exempted company (“Holdco”) and intends to trade on the Nasdaq Stock Market under the ticker symbol AUMB.

About AUM302

AUM302 is a potential first-in-class oral kinase inhibitor rationally designed to uniquely combine pan-PIM kinase, pan-PI3K and mTOR inhibition in a single agent. This multi-targeting approach has been engineered into a single molecule that has the potential to inhibit multiple key intracellular pathways, increasing its ability to inhibit cancer cell growth and prevent resistance emergence. In early studies to date, AUM302 has shown promise with good tolerability and favourable drug properties. AUM302 is a unique multi-targeted cancer therapeutic that targets not only PI3K, but also key resistance mechanisms such as PIM and mTOR. AUM302 is a single molecule therapeutic designed to optimize inhibition of these key pathways.

About Neuroblastoma

Neuroblastoma is the most common extracranial solid tumour in childhood. More than 650 cases are diagnosed each year in the United States. The prevalence is about 1 case per 7,000 live births. The incidence is 10.54 cases per 1 million per year in children younger than 15 years. About 37% of patients are diagnosed as infants, and 90% are younger than 5 years at diagnosis, with a median age at diagnosis of 19 months.

About AUM Biosciences

AUM is a global clinical-stage oncology company focused on advancing a pipeline of precision oncology therapeutics designed to deploy multi-faceted inhibition strategies to reverse cancer resistance. AUM is advancing a broad portfolio of precision oncology therapeutics. AUM001 is a selective and synergistic MNK inhibitor as shown in current studies and expected to begin Phase 2 enrolment in the first quarter 2023. AUM601 is a promising therapy for tropomyosin receptor kinase (TRK) fusions and mutations within the kinase domain and is on track to enter Phase 2 planning. AUM302 is a potentially first-in-class macrocyclic oral kinase inhibitor rationally designed small molecule to uniquely combine pan-PIM kinase, pan-PI3K and mTOR inhibition in a single agent. Comprised of industry veterans with decades of research and development experience, the AUM leadership has an extensive track record of selecting distinctive early-stage assets, successfully exiting virtual biotech models, and has contributed to over 50 INDs and over 150 oncology clinical trials, and development of several currently marketed oncology treatments with annual peak sales up to $3 billion.

About Mountain Crest

Mountain Crest Acquisition Corp. V (Nasdaq: MCAG) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Non-Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, AUM, Mountain Crest and/or a successor entity of the transaction intends to file relevant materials with the SEC, including a registration statement on Form F-4 containing a proxy statement/prospectus (the “Registration Statement”). The Registration Statement will include a proxy statement/prospectus to be distributed to holders of Mountain Crest’s common stock in connection with Mountain Crest’s solicitation of proxies for the vote by Mountain Crest’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to AUM’s stockholders in connection with the proposed business combination. After the Registration Statement has been filed and declared effective, Mountain Crest will mail a definitive proxy statement, when available, to its stockholders. Copies of these documents may be obtained free of charge at the SEC’s website at www.sec.gov. Stockholders of Mountain Crest are urged to read the Registration Statement and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information. The information contained on, or that may be accessed through, the website referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Mountain Crest and its directors and executive officers may be deemed participants in the solicitation of proxies from Mountain Crest’s stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Mountain Crest will be included in the Registration Statement for the proposed business combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement for the proposed business combination when available. Information about Mountain Crest’s directors and executive officers and their ownership of Mountain Crest common stock is set forth in Mountain Crest’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the Registration Statement pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the sources indicated above.

AUM and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Mountain Crest in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the Registration Statement for the proposed business combination.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Mountain Crest’s and AUM’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Mountain Crest’s and AUM’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Mountain Crest’s and AUM’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement; (2) the outcome of any legal proceedings that may be instituted against Mountain Crest and AUM following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Mountain Crest and AUM, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of the COVID-19 pandemic on AUM’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain the listing of Holdco’s ordinary shares on Nasdaq following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of AUM to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; (11) the possibility that Mountain Crest or AUM may be adversely affected by other economic, business, and/or competitive factors; (12) risks relating to the uncertainty of the projected financial information with respect to AUM; (13) risks related to the organic and inorganic growth of AUM’s business and the timing of expected business milestones, including but not limited to the safety and/or efficacy of AUM302, or AUM’s inability to obtain regulatory approval of any product; (14) the amount of redemption requests made by Mountain Crest’s stockholders; and (15) other risks and uncertainties indicated from time to time in the final prospectus of Mountain Crest for its initial public offering and the Registration Statement relating to the proposed business combination, including those under “Risk Factors” therein, and in Mountain Crest’s other filings with the SEC. Mountain Crest cautions that the foregoing list of factors is not exclusive. Mountain Crest and AUM caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Mountain Crest and AUM do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

Contacts:

For AUM Biosciences Pte. Ltd.

Mr. Vishal Doshi

CEO

10 Anson Road, 24-16 A/B, Singapore, 079903

Investors:

ICR Westwicke

Stephanie Carrington

T: (646) 277-1282

stephanie.carrington@westwicke.com

Media:

FINN Partners

Glenn Silver

T: (973) 818-8198

glenn.silver@finnpartners.com

SPAG/FINN

Verlynn Heng

+65-91861225

verlynn.heng@spag.asia

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